Variable Life Insurance Company	John Hancock Place Boston, Massachusetts 02117

INSURED	JOHN HANCOCK	TOTAL SUM INSURED	$100,000
AT ISSUE

POLICY NUMBER	50-000-000	DATE OF ISSUE SEPTEMBER 1, 1994

DEATH BENEFIT	OPTION A: (See Section 4)

PLAN	FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

INDIVIDUAL VARIABLE LIFE INSURANCE

The John Hancock Variable Life Insurance Company (“the Company”) agrees, subject to the conditions and provisions of this policy, to pay the Death Benefit to the Beneficiary upon the death of the Insured if such death occurs while the policy is in full force, and to provide the other benefits, rights, and privileges of the policy. The Death Benefit (see Section 4) will be payable, subject to the “Deferral of Determinations and Payments” provision, on receipt at the Home Office of the Company of due proof of the Insured’s death.

The Death Benefit of this policy will increase or decrease based on the experience of the Separate Accounts. A death benefit may be guaranteed as described in Section 4, if the Guaranteed Minimum Death Benefit Feature is elected and provided that premiums are paid on a timely basis and other conditions are met as described in Sections 4, 6, and 7. The policy, which includes any Riders which are a part of the policy on delivery, is issued in consideration of the application and payment of the Minimum Initial Premium.

The Policy Specifications and the conditions and provisions on this and the following pages are part of the policy.

Signed for the Company at Boston, Massachusetts:

President	Secretary

Variable Life Insurance policy

Flexible Premiums

Death Benefit payable at death of Insured

Not eligible for dividends

Benefits, premiums, and the policy class are shown in the Specifications Section of the policy.

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Minimum Death Benefit, if such option is elected at issue and provided that premiums are paid on a timely basis and other conditions are met as described in Sections 4, 6, and 7.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, the policy shall be deemed void from the beginning. Any premium paid on this policy will be refunded within 10 days after timely receipt from the Owner of appropriate written notice (including the surrendered policy, if it has been delivered) exercising the rights described above.

Form 94-99	VC0194

	Policy Provisions		Alphabetical Guide

	Section		Section

1.	Policy Specifications	8.	Account Value

2.	Table Of Rates	14.	Allocation To Subaccounts

3.	Definitions	16.	Annual Report To Owner

4.	Death Benefit	23.	Assignment

5.	Payments	12.	Basis of Computations

6.	Guaranteed Minimum Death Benefit Premium Target	9.	Charges

7.	Grace Period	22.	Claims Of Creditors

8.	Account Value	27.	The Contract

9.	Charges	4.	Death Benefit

10.	Loans	21.	Deferral Of Determinations And Payments

11.	Surrenders and Withdrawals	3.	Definitions

12.	Basis of Computations	7.	Grace Period

13.	Separate Account and Fixed Account	6.	Guaranteed Minimum Death Benefit Premium Target

14.	Allocation To Subaccounts	24.	Incontestability

15.	Investment Policy Change	19.	Interest On Proceeds

16.	Annual Report To Owner	15.	Investment Policy Change

17.	Reinstatement	10.	Loans

18.	Owner and Beneficiary	25.	Misstatement Of Age Or Sex

19.	Interest On Proceeds	18.	Owner and Beneficiary

20.	Transfer of Assets to Fixed Account	5.	Payments

21.	Deferral Of Determinations And Payments	1.	Policy Specifications

22.	Claims Of Creditors	17.	Reinstatement

23.	Assignment	13.	Separate Account and Fixed Account

24.	Incontestability	28.	Settlement Provisions

25.	Misstatement Of Age Or Sex	26.	Suicide

26.	Suicide	11.	Surrenders And Withdrawals

27.	The Contract	2.	Table Of Rates

28.	Settlement Provisions	20.	Transfer of Assets to Fixed Account

2

1. POLICY SPECIFICATIONS

Name of Insured	JOHN HANCOCK
Age at Issue	45
Sex	M
Premium Class	STANDARD NONSMOKER

Owner, Beneficiary	As designated in the application subject to Section 18 of the policy.

Policy Number	50-000-000	Plan	Variable Master Plan Plus - Flexible Premium Variable Life

Date of Issue	September 1, 1994	Sum Insured

		Basic Sum Insured at Issue	$50,000

		Additional Sum Insured at Issue	$50,000

		Total Sum Insured at Issue	$100,000

Death Benefit Option	Option A (See Section 4)	State of Issue	KS

Other Benefits and Services

[Guaranteed Minimum Death Benefit Feature]:

Subaccount Allocation:	until changed in accordance with Section 14, Net Premiums and all other credits will be allocated among the Subaccounts as shown in the application for this policy

PREMIUMS

Planned Premium	$4,000 per year

Target Premium	$1,125 per year
Guaranteed Minimum Death Benefit Premium	$1,000 per year
Minimum Initial Premium	$500
Billing Interval	Semi Annual

3	VC0394

1. POLICY SPECIFICATIONS, continued

A. Current Policy Charges1

Current Deductions from Premium Payments

Sales Charge
Policy Years 1-10	9.0000% of Target Premium, 0.0000% of Excess Premium
Policy Years 11-20	3.0000% of Target Premium, 0.0000% of Excess Premium
Policy Years 21 and after	0.0000% of Target Premium, 0.0000% of Excess Premium

State Premium Tax Charge	2.3500% of Target and Excess Premium for all Policy Years
Federal DAC Tax Charge	1.2500% of Target and Excess Premium for all Policy Years

Current Deductions from Account Value

Administrative Charge	$2.50 per month plus $.02 per $1,000 per month of Basic Sum Insured at Issue for all Policy Years.

[Guaranteed Minimum Death Benefit Charge]	[$.01 per $1,000 of Basic Sum Insured at Issue per month, beginning in the 11th Policy Year]

Issue Charge	$12.50 per month for first 3 Policy Years plus $.17 per $1,000 of Basic Sum Insured at Issue deducted for first 10 Policy Years.

Cost of Insurance	Determined in accordance with Section 9, and deducted each month for all Policy Years.

Current Deductions from Separate Account

Mortality and Expense Risk Charge	Deducted daily for all Policy Years, at an effective annual rate of .20%

[1]	We reserve the right to change the amount or percentage of any of these charges, but no charge will exceed the amount or percentage shown in the Table of Maximum Policy Charges shown on page 3B.

3A	VC3A94

1. POLICY SPECIFICATIONS, continued

B. Maximum Policy Charges

Maximum Deductions from Premium Payments

Sales Charge
Policy Years 1-10	9.0000% of Target Premium, 3.0000% of Excess Premium
Policy Years 11-20	5.0000% of Target Premium, 3.0000% of Excess Premium
Policy Years 21 and after	3.0000% of Target Premium, 3.0000% of Excess Premium

State Premium Tax Charge	2.3500% of Target and Excess Premium for all Policy Years
Federal DAC Tax Charge	1.2500% of Target and Excess Premium for all Policy Years

Maximum Deductions from Account Value

Administrative Charge	$4.00 per month plus $.06 per $1,000 per month of Basic Sum Insured at Issue for all Policy Years.

[Guaranteed Minimum Death Benefit Charge]	[$.02 per $1,000 of Basic Sum Insured at Issue per month, beginning in the 11th Policy Year]

Issue Charge	$12.50 per month for first 3 Policy Years plus $.17 per $1,000 of Basic Sum Insured at Issue deducted for first 10 Policy Years.

Cost of Insurance	Determined in accordance with Section 9, and deducted each month for all Policy Years; see Table of Rates, Section 2, for Maximum Monthly Rates used to determine Cost of Insurance.

Maximum Deductions from Separate Account

Mortality and Expense Risk Charge	Deducted daily for all Policy Years, at an effective annual rate of .40%

3B	VC3B94

2. TABLE OF RATES

A. Rate Table

Age[1]	Maximum Monthly Rates per $1000 of Net Amount at Risk[2]	Required Additional Death Benefit Factors	Optional Extra Death Benefit Factors

45	0.277	3.0745	8.7769
46	0.300	2.9762	8.3061
47	0.324	2.8817	7.8621
48	0.350	2.7907	7.4433
49	0.379	2.7031	7.0480
50	0.410	2.6189	6.6753
51	0.447	2.5378	6.3235
52	0.490	2.4599	5.9920
53	0.537	2.3851	5.6800
54	0.593	2.3134	5.3864
55	0.654	2.2448	5.1106
56	0.722	2.1791	4.8513
57	0.794	2.1162	4.6076
58	0.873	2.0560	4.3783
59	0.961	1.9983	4.1624
60	0.059	1.9431	3.9591
61	0.169	1.8903	3.7679
62	0.294	1.8398	3.5880
63	0.437	1.7916	3.4188
64	0.599	1.7457	3.2600
65	1.778	1.7020	3.1111
66	1.971	1.6605	2.9712
67	2.181	1.6211	2.8398
68	2.407	1.5835	2.7162
69	2.653	1.5477	2.5996
70	2.933	1.5136	2.4896
71	3.302	1.4811	2.3859
72	3.618	1.4507	2.2892
73	4.042	1.4216	2.1974
74	4.521	1.3943	2.1113
75	5.037	1.3688	2.0307

[1]	On a Policy anniversary, “age” means the age of the Insured at his or her birthday nearest that date. That “age” will apply until the next anniversary.
[2]	Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables.

4	VC0494

2. TABLE OF RATES, continued

A. Rate Table (continued)

Age[1]	Maximum Monthly Rates per $1000 of Net Amount at Risk[2]	Required Additional Death Benefit Factors	Optional Extra Death Benefit Factors

76	5.590	1.3449	1.9549
77	6.175	1.3225	1.8834
78	6.787	1.3014	1.8155
79	7.440	1.2815	1.7508
80	8.162	1.2626	1.6886
81	8.973	1.2447	1.6288
82	9.898	1.2277	1.5737
83	10.952	1.2118	1.5231
84	12.118	1.1971	1.4770
85	13.375	1.1835	1.4350
86	14.699	1.1709	1.3968
87	16.081	1.1593	1.3619
88	17.497	1.1484	1.3299
89	18.966	1.1381	1.3002
90	20.512	1.1282	1.2724
91	22.165	1.1183	1.2459
92	23.987	1.1084	1.2203
93	26.066	1.0980	1.1949
94	28.784	1.0869	1.1692
95	32.818	1.0748	1.1427
96	39.643	1.0616	1.1154
97	53.066	1.0476	1.0877
98	85.527	1.0334	1.0603
99	165.340	1.0198	1.0343

[1]	On a Policy anniversary, “age” means the age of the Insured at his or her birthday nearest that date. That “age” will apply until the next anniversary.
[2]	Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables.

4A	VC4A94

3. DEFINITIONS

The term “Account Value” is as defined in Section 8.

The term “Age” means on any given date, the age of the person in question at his or her birthday nearest that date.

The term “Annual Processing Date” means every 12th Processing Date starting with the Processing Date next after the Date of Issue.

The term “Excess Premium” means that portion of the total Premiums received during any Policy Year that exceeds the Target Premium.

The term “Fixed Account” means an account established by us which accumulates at rates which we will determine and declare from time to time, but which will not be less than 4%. The assets of a Fixed Account are invested in a segment of our General Account.

The term “Fund” means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term “in full force” means that the policy has not lapsed in accordance with Section 7.

The term “indebtedness” means the unpaid balance of a policy loan. As provided in Section 10, the policy loan amount includes accrued interest.

The term “Minimum Initial Premium” means the amount shown on page 3.

The term “Modal Processing Date” means the first Processing Date of each premium billing interval.

The term “Net Premium” is as defined in Section 5.

The term “Payment” means, unless otherwise stated, payment at our Home Office in Boston, Massachusetts.

The term “Policy Year” means (a) or (b) below whichever is applicable:

(a) The first Policy Year is the period beginning on the Date of Issue and ending on the Valuation Date immediately preceding the first Annual Processing Date;

(b) Each subsequent Policy Year is the period beginning on an Annual Processing Date and ending on the Valuation Date immediately preceding the next Annual Processing Date.

The term “Portfolio” means each division of a Fund which has a specific investment objective.

The term “Premium” is as defined in Section 5.

The term “Processing Date” means the first day of a policy month. A policy month shall begin on the day in each calendar month which corresponds to the day of the calendar month on which the Date of Issue occurred. If the Date of Issue is the 29th, 30th, or 31st day of a calendar month, then for any calendar month which has fewer days, the first day of the policy month will be the last day of such calendar month. The Date of Issue is not a Processing Date.

The term “Separate Account”, unmodified, means a separate investment account, established by us pursuant to applicable law, in which you are eligible to invest under this policy.

The term “Subaccount” means a Variable Account or a Fixed Account.

The term “Target Premium” means the amount shown on Page 3.

The term “Valuation Date” means any date on which we are open for business, the New York Stock Exchange is open for trading, and on which the Fund values its shares.

The term “Valuation Period” means the period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

The term “Variable Account” means each division of a Separate Account which has a specific investment objective. The assets of each Variable Account are invested solely in shares of the corresponding Portfolio of a Fund.

The terms “we”, “us”, and “our” refer only to the John Hancock Variable Life Insurance Company.

The term “written notice” means, unless otherwise stated, a written notice filed at our Home Office in Boston, Massachusetts.

The terms “you” and “your” refer only to the Owner of this policy.

5	VC0594

4. DEATH BENEFIT

The Death Benefit is payable when the Insured dies while the policy is in full force. The Death Benefit will equal the death benefit of the policy minus any indebtedness on the date of death. We will also deduct any unpaid charges under Section 9. In addition, if the Insured dies during a grace period as described in Subsection A of Section 7, we will also deduct the amount of any unpaid shortfall described in that subsection.

The death benefit of the policy depends on which of the following Options is selected at the time the policy is issued.

The determination of the death benefit under each of these Options will be affected by withdrawals as described in Section 11.

Option A: The death benefit is the Total Sum Insured, plus any Required Additional Death Benefit as described below.

Option B: The death benefit is the Total Sum Insured plus the Account Value on the date of death of the Insured, plus any Required Additional Death Benefit as described below.

Option M: The death benefit is the Total Sum Insured, plus any Optional Extra Death Benefit as described below.

The Total Sum Insured equals the sum of the Basic Sum Insured and any Additional Sum Insured, subject to the provisions on withdrawals in Section 11.

Required Additional Death Benefit For Options A and B

If death benefit Option A or B has been selected, the death benefit of the policy will be increased if necessary to ensure that the policy will continue to qualify as life insurance under federal tax law. The amount of any such increase is the Required Additional Death Benefit.

With respect to Option A, the Required Additional Death Benefit on any given date will be equal to the Total Required Death Benefit as of such date, as defined below, minus the Total Sum Insured.

With respect to Option B, the Required Additional Death Benefit on any given date will be equal to the Total Required Death Benefit as of such date, as defined below, minus the sum of the Total Sum Insured and the Account Value.

The Total Required Death Benefit, if determined on a date during the first 3 Policy Years, will be equal to (i) the sum of the Account Value on such date plus the amount of any Sales Charges which have been deducted from any Premium payments received during the 365 days immediately preceding such date multiplied by (ii) the applicable Required Additional Death Benefit factor shown in Section 2.

The Total Required Death Benefit, if being determined on a date after the first 3 Policy Years, will equal (i) the Account Value multiplied by (ii) the applicable Required Additional Death Benefit factor shown in Section 2.

A charge for any Required Additional Death Benefit in effect on any Processing Date will be deducted from the Account Value on such date. Such charge will be determined by applying the Cost of Insurance formulation described in Section 9 at the time the deduction is made.

Optional Extra Death Benefit for Option M

If death benefit Option M has been selected, the death benefit of the policy will be increased if necessary to ensure that the death benefit of the policy is not less than the Option M Target Death Benefit. The amount of any increase is the Optional Extra Death Benefit. Maintaining the death benefit of the policy at an amount equal to or greater than the Option M Target Death Benefit will ensure that the policy will continue to qualify as life insurance under federal tax law.

The Optional Extra Death Benefit on any given date will be equal to the Option M Target Death Benefit as of such date, as defined below, minus the Total Sum Insured.

The Option M Target Death Benefit, if determined on a date during the first 3 Policy Years, will be equal to (i) the sum of the Account Value on such date plus the amount of any Sales Charges which have been deducted from any Premium payments received during the 365 days immediately preceding such date multiplied by (ii) the applicable Optional Extra Death Benefit factor shown in Section 2.

The Option M Target Death Benefit, if determined on a date after the first 3 Policy Years, will be equal to (i) the Account Value on such date multiplied by (ii) the applicable Optional Extra Death Benefit factor shown in Section 2.

A charge for any Optional Extra Death Benefit in effect on any Processing Date will be deducted from the Account Value on such date. Such charge will be determined by applying the Cost of Insurance formulation described in Section 9 at the time the deduction is made.

6

Guaranteed Minimum Death Benefit

The Guaranteed Minimum Death Benefit Feature (“the GMDB Feature”) is only available if page 3 indicates that the GMDB Feature applies to this policy.

If the GMDB Feature is in effect, even though unpaid Section 9 charges exceed the policy’s Surrender Value, a Guaranteed Minimum Death Benefit will be guaranteed upon the death of the Insured, provided that the funding requirements described in Sections 6 and 7 continue to be met and there has not been a failure to repay on a timely basis any excess indebtedness in accordance with Section 10. The Guaranteed Minimum Death Benefit will be equal to the Basic Sum Insured less withdrawals as described in Section 11, less any indebtedness on the date of death and less any unpaid monthly charges under Section 9.

5. PAYMENTS

Payments under the policy shall be made only to us at our Home Office. A premium reminder notice for Planned Premiums, as shown in the application for the policy, will be sent to you at the beginning of each payment interval.

When we receive a payment, we first deduct any amount specified as payment of accrued interest on loans then due under Section 11 and any amount specified as loan repayment. The remainder will constitute Premium. We then deduct the State Premium Tax Charge, the Federal DAC Tax Charge, and the Sales Charge. The remainder will constitute Net Premium.

If coverage under the policy takes effect in accordance with the provisions of the application, the following will apply:

(a)	All amounts received prior to the Date of Issue will be processed as if received on the Date of Issue.

(b)	If a payment equal to the Minimum Initial Premium is not received prior to the Date of Issue, a portion of each payment subsequently received will be processed as if received on the Date of Issue. Each such portion will be equal to the (i) Minimum Initial Premium minus (ii) all payments previously received. The remainder, if any, of each such payment will be processed as of the date of receipt.

Except as provided above, all payments will be processed as of the date of receipt.

Subject to our maximum limits, you may pay Premiums in excess of the Target Premium or the Planned Premium while the policy is in full force. At our option, we may either (i) refuse any premium that causes the policy to be in violation of section 7702 of the IRS Code or any successor provision, or (ii) require evidence of insurability for such premium.

6. GUARANTEED MINIMUM DEATH BENEFIT PREMIUM TARGET

If the Guaranteed Minimum Death Benefit (“GMDB”) Feature described in Section 4 is in effect at the Date of Issue, it will only continue to be available if at all times, other than a grace period described in Subsection A of Section 7, the GMDB Premium Balance equals or exceeds the GMDB Premium Target.

The GMDB Premium Balance, as of any given Processing Date, equals (a) the sum of all Premiums paid plus interest applied to each Premium payment from the date of payment to such Processing Date (with interest calculated at an annual effective rate of 4%) reduced by (b) the sum of all withdrawals as described in Section 11 plus interest applied to each withdrawal amount from the date of withdrawal to such Processing Date (with interest calculated at an annual effective rate of 4%).

The GMDB Premium Target, as of any given Processing Date, equals (a) the sum of the Monthly GMDB Premiums for each GMDB Premium Target Date which has occurred up to and including such Processing Date plus (b) interest applied to each Monthly GMDB Premium for a period starting with the GMDB Premium Target Date to which it corresponds and ending with such Processing Date, with interest calculated at an annual effective rate of 4%.

GMDB Premium Target Date shall mean the Date of Issue and each Processing Date thereafter.

Monthly GMDB Premium shall equal for each Policy Year the Guaranteed Minimum Death Benefit Premium shown on page 3 divided by 12, with a separate Monthly GMDB Premium being attributable to each GMDB Premium Target Date.

7	VC0794

7. GRACE PERIOD

On any Processing Date the provisions of Subsection A or Subsection B, or both, will apply as described below.

The Policy will be tested under the Subsection A grace period provisions on any Processing Date that the Guaranteed Minimum Death Benefit Feature is in effect under the policy.

The Policy will be tested under the Subsection B grace period provisions on any Processing Date that there is an Additional Sum Insured in effect under the policy or there is not a Guaranteed Minimum Death Benefit Feature in effect under the policy.

A.	If the Guaranteed Minimum Death Benefit Feature is in effect:

On each Processing Date, we will compare the GMDB Premium Balance on such Processing Date to the GMDB Premium Target on such Processing Date. If, on any such Processing Date, the GMDB Premium Balance is less than the GMDB Premium Target, the GMDB Feature will be deemed to be in default as of such Processing Date.

The amount by which the GMDB Premium Target exceeds the GMDB Premium Balance is the “GMDB” shortfall”. In order to keep the Guaranteed Minimum Death Benefit Feature in effect, a GMDB Shortfall must be paid within a period which ends on the second Processing Date after the date of default, which period shall be referred to as “GMDB Grace Period”. We will send notice to your last known address at least 31 days before the end of the GMDB Grace Period specifying the minimum payment that you must make to continue the Guaranteed Minimum Death Benefit in force beyond the end of the GMDB Grace Period.

If a payment at least equal to the GMDB shortfall is received before the end of the GMDB Grace Period, the Guaranteed Minimum Death Benefit Feature will remain in effect under the policy subject to the requirements described in Section 6 and this section. Any payment will be processed as of the date of receipt at our Home Office.

If a payment at least equal to the GMDB shortfall is not received by the end of the GMDB Grace Period, the Guaranteed Minimum Death Benefit Feature will be discontinued and no longer be in effect. If such Feature is discontinued, then on the Processing Date on which the GMDB Grace Period ends and on each Processing Date thereafter, the policy will be tested as described in Subsection B and the provisions of that Subsection will apply whether or not those provisions have been applied previously.

If the Insured dies during the GMDB Grace Period, we will deduct from the proceeds the GMDB shortfall.

B.	If there is an Additional Sum Insured in effect or if the Guaranteed Minimum Death Benefit Feature has not been elected or has been removed:

On any Processing Date in which either an Additional Sum Insured is in effect or the Guaranteed Minimum Death Benefit Feature is not in effect, we will determine whether the total of all unpaid Section 9 charges as of such date are greater than the Account Value minus indebtedness as of such date. If, on any such Processing Date, the Account Value minus indebtedness is less than the total of all Section 9 charges for that Processing Date, there will be a default as of the Processing Date on which such determination is made.

If on such date of default, there is both the Guaranteed Minimum Death Benefit Feature in effect and an Additional Sum Insured in effect, then only the Additional Sum Insured will be in danger of discontinuance and the default will be an Additional Sum Insured Default (referred to below as an “ASI Default”). If there is not a Guaranteed Minimum Death Benefit Feature in effect, the entire policy will be in danger of lapsing and the default will be a “Policy Default”.

The minimum amount you must pay to cure either type of default is “the Default Payment”. The Default Payment will be equal to a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and Sales Charge) equals: (i) any and all Section 9 charges unpaid prior to the date of default plus (ii) the total of all Section 9 charges for the date of default and the next two Processing Dates, where the charges for each of the next two Processing Dates are assumed to be equal to such charges on the date of default.

An amount equal at least to the Default Payment must be received within a grace period of 61 days after the date of default. We will send notice to your last known address at least 31 days before the end of this grace period specifying whether there is an ASI Default or a Policy Default and the Default Payment which you must make to cure the default.

If a payment at least equal to the Default Payment is received before the end of the grace period, there will no longer be a default. Any payment received will be processed as of the date of receipt at our Home Office. When payment is received, any Section 9 charges which are past due and unpaid will be deducted from the Account Value.

If there is an ASI Default and a payment at least equal to the Default Payment is not received by the end of the grace period, then any Additional Sum Insured will cease to be in effect and will be removed from the policy. If there is a Policy Default and a payment at least equal to the Default Payment is not received by the end of the grace period, then the Policy will lapse and will no longer be in full force. Upon a lapse of the policy the remaining Surrender Value, if any, will be paid to the Owner.

No Rider provisions will be in effect after the Policy ceases to be in full force.

8

8. ACCOUNT VALUE

The Account Value as of the end of any day is derived as follows:

(a)	We will determine the value of each Subaccount as of the end of such day in accordance with Section 13.

(b)	We will then determine the share of this policy in each Subaccount and the total value of such shares.

(c)	We will then add any amount of Loan Assets.

(d)	We will then add any Net Premium received during the day to the value derived in (c) above.

Loan Assets are the total of all loans advanced plus interest on each loan credited from the date of the loan at a rate at least equal to (i) the policy loan interest rate less .5% for Policy Years 1-20, and (ii) the policy loan interest rate less .25% thereafter.

9. CHARGES

On the Date of Issue and on every Processing Date, we will deduct, in order, each of the charges (a) through (f) from the Account Value at the end of the immediately preceding day, where:

(a)	is the Administrative Charge;

(b)	is the Guaranteed Minimum Death Benefit Charge, if elected;

(c)	is the sum of the charges for Riders which are part of the policy, if applicable;

(d)	is the sum of all charges for ratings, if applicable;

(e)	is the Issue Charge, if any; and

(f)	is the Cost of Insurance.

The Cost of Insurance on the Date of Issue or on any Processing Date is an amount equal to the applicable Applied Monthly Rate multiplied by the Net Amount at Risk on the Date of Issue or such Processing Date as the case may be. Each Cost of Insurance charge is deducted in advance of the insurance coverage to which it applies.

The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

(a)	is the Account Value at the end of the immediately preceding day less any indebtedness and less all charges due on such Date of Issue or Processing Date;

(b)	is the Guaranteed Minimum Death Benefit as described in Section 4, if elected, and still in force, less any indebtedness and less withdrawals as described in Section 11; and

(c)	is the Death Benefit payable in connection with the appropriate option, subject to the provisions in Section 4.

The Applied Monthly Rates are the actual rates used to calculate the Cost of Insurance. We will determine the Applied Monthly Rates to be used for this policy. They will not exceed the Maximum Monthly Rates shown in the applicable Table of Rates in Section 2. The Applied Monthly Rates will be based on our expectations of future mortality experience. They will be reviewed at least once every 5 Policy Years. Any change in Applied Monthly Rates will be made on a uniform basis for insureds of the same sex, Issue Age, and premium class, including smoker status, and whose policies have been in force for the same length of time.

9	VC0994

10. LOANS

You may borrow money from us on receipt at our Home Office of a completed form satisfactory to us assigning the policy as the only security for the loan.

Loans may be made if a Loan Value is available. Each loan must be for at least $1,000. We may defer loans as provided by law or as provided in Section 21. Loans may not be made if the policy is in a grace period.

The Loan Value while the policy is in full force will be 90% of the Account Value. The amount of loan available will be the Loan Value less any existing indebtedness.

Values will be determined, subject to the “Deferral of Determinations and Payments” provision, at the end of the day of receipt of the loan application at our Home Office occurs.

Loan interest at a rate described in the “Variable Loan Interest Rate” provision below will accrue daily and will be payable on each Annual Processing Date and on the date the loan is settled. Accrued interest will be added to the loan daily and will bear interest from that date at the same rate.

A loan may be repaid in full or in part at any time before the Insured’s death, and while the policy is in full force.

When excess indebtedness occurs, the policy will terminate on the 31st day after the Notice Date occurs if such excess has not been repaid by that date. “Excess indebtedness” is the amount, if any, by which indebtedness exceeds an amount equal to the Loan Value. “Notice Date” is the date on which notice of Excess indebtedness is mailed to you and any assignee of record with us at the address last known to us.

When a loan is made, the amount of the loan will be transferred to Loan Assets. The amount of the loan transferred will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such loan is made. Upon loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the current Subaccount Investment Option.

Loan Assets are the total of all loans advanced plus interest credited on each loan amount from the date of the loan at a rate at least equal to (i) the policy loan interest rate less .5% for Policy Years 1-20 and (ii) the policy loan interest rate less .25% for all other Policy Years.

Variable Loan Interest Rate

We will annually determine in the month preceding the policy anniversary the loan interest rate for this policy. Determination will be made in the calendar month immediately preceding the calendar month in which the policy anniversary occurs. This Rate will apply to all indebtedness outstanding during the Policy Year next following the date of determination. The rate will not exceed the higher of (a) the “Published Monthly Average” for the calendar month which is two months before the month in which the date of determination occurs; and (b) 5%.

The “Published Monthly Average” means Moody’s Corporate Bond Yield Average—Monthly Average Corporates as published by Moody’s Investors Service, Inc. or any successor thereto. If the “Published Monthly Average” is no longer published, we reserve the right to select a substitute that we deem appropriate, subject to applicable law, regulation, or other state requirement.

When a new rate is determined: (a) we may increase the previous rate if the increase would be at least  1/2%; and (b) we must reduce the previous rate if the decrease would be at least  1/2%. We will: (a) notify you of the initial loan interest rate at the time a loan is made; and (b) notify you in advance of any increase in the loan interest rate if there is outstanding indebtedness on the policy.

11. SURRENDERS AND WITHDRAWALS

We will determine the Surrender Value of the policy if the Insured is then alive, subject to Section 21, and if the policy is in full force. The policy will terminate as of the Surrender Date. The Surrender Date is the end of the day in which we have received at our Home Office (i) written notice requesting full surrender of the policy, and (ii) the surrendered policy.

During the first 3 Policy Years, the Surrender Value will be an amount equal to the Account Value less any indebtedness as of the Surrender Date, plus any Sales Charges deducted from any Premium payments received during the 365 days immediately preceding the Surrender Date. After the first 3 Policy Years, the Surrender Value will be an amount equal to the Account Value less any indebtedness as of the Surrender Date.

When the policy ceases to be in full force under Subsection B of Section 7, we will pay the Surrender Value, if any, to you.

10

You may request a withdrawal of part of the Surrender Value in accordance with our rules then in effect. The amount of the withdrawal will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such withdrawal is made. For each withdrawal, we reserve the right to make a charge to the Account Value of an amount not to exceed $20. Each withdrawal must be at least $1,000.

All amounts withdrawn will be subtracted from the GMDB Premium Balance as described in Section 6 and will also be subtracted from your Account Value. Further, your death benefit will be affected as provided below.

With respect to determining the death benefit under Option A, the Total Sum Insured will be reduced by the total of all withdrawals other than any Terminated ASI Withdrawal Amounts. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

With respect to determining the death benefit under Option B, the death benefit will only be affected to the extent that the Account Value will be reduced by all amounts withdrawn. However, withdrawals will not affect the Total Sum Insured. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

With respect to determining the death benefit under Option M, the Total Sum Insured will be reduced by the total of all withdrawals other than any Terminated ASI Withdrawal Amounts. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

With respect to determining the death benefit under the Guaranteed Minimum Death Benefit Feature, the Basic Sum Insured will be reduced by the total of all withdrawals other than any Terminated ASI Withdrawal Amounts. Your Death Benefit will continue to be determined in accordance with Section 4, subject to these provisions.

Terminated ASI Withdrawal Amounts are any withdrawals made while there is an Additional Sum Insured in effect which is later discontinued under the policy because a timely default payment has not been made in connection with an ASI Default as described in subsection B of Section 7. Under no circumstances may the total of Terminated ASI Withdrawal Amounts exceed the Additional Sum Insured in effect at the time the Additional Sum Insured is discontinued under subsection B of Section 7.

12. BASIS OF COMPUTATIONS

Minimum surrender values, reserves and net single premiums referred to in the policy, if any, are computed on the basis of the Commissioners 1980 Standard Ordinary Smoker and Nonsmoker Mortality Tables with percentage ratings, if applicable, and based on the underwriting class and smoking status of the Insured on the Date of Issue. The computations are made using interest at the rate of 4% a year and using continuous functions.

The Account Value while the policy is in full force is computed as described in Section 9. A detailed statement of the method of computation of values has been filed with insurance supervisory officials of the jurisdiction in which this policy has been delivered or issued for delivery. The values are not less than the minimum values under the law of that jurisdiction.

Any values, reserves and premiums applicable to any provision for an additional benefit shall be specified in the provision and have no effect in determining the values available under the provisions of this Section 12.

13. SEPARATE ACCOUNT AND FIXED ACCOUNT

We will allocate Net Premiums, other credits, and charges to the Subaccounts in accordance with Section 14. We will allocate a proportional share of the investment results of the Variable Accounts to your policy. A Valuation Period Mortality and Expense Risk Charge equal to a percentage of the Variable Account assets will be deducted from those assets each Valuation Period. The amount of the charge to be deducted will be determined by applying an annual effective rate as shown on page 3A. We reserve the right to increase this rate any time up to a maximum rate as shown on page 3B. We also reserve the right to make a charge for any applicable income taxes.

The assets of the Variable Accounts will be invested in shares of corresponding Portfolios of a Fund. The Portfolios will be valued at the end of each Valuation Period at a fair value in accordance with applicable law. We will deduct liabilities attributable to a Variable Account when determining the value of a Variable Account. The Variable Accounts available on the Date of Issue of this policy are shown in the Prospectus for this policy, along with any investment management fees associated with the corresponding Portfolios.

The assets of the Separate Account are the property of the Company. They shall be available to cover liabilities of our general account only to the extent that the assets of the Separate Account exceed the liabilities of the Separate Account arising under the variable life insurance policies supported by the Separate Account.

11	VC1194

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of policies such as this or would be appropriate in carrying out the purposes of such policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

Examples of the changes we may make include the following:

(a)	To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

(b)	To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

(c)	To transfer any assets in a Variable Account to another Variable Account; or to add, combine or remove Subaccounts.

(d)	To substitute, for the investment company stock held in any Portfolio, another class of stock of the investment company or the stock of another investment company or any other investment permitted by law.

(e)	To make any other necessary technical changes in this policy in order to conform with any action this provision permits us to take.

If any of these changes results in a material change in the underlying investments of Variable Accounts to which the reserves for this policy are allocated, we will notify you of such change. You may then make a new election under the Subaccount Investment Option and the Variable Account Transfer Provision.

14. ALLOCATION TO SUBACCOUNTS

On the Date of Issue and during the first 19 days after the Date of Issue, Net Premiums will be invested in the Money Market Subaccount. On the 20th day after the Date of Issue, we will reallocate the amount in the Money Market Subaccount in accordance with the Subaccount Investment Option, as chosen by you and shown in the application for this policy. We will then allocate future Net Premiums and other credits among the Subaccounts in accordance with this Subaccount Investment Option. You may elect to change the Subaccount Investment Option at any time. A change will be effective on the day in which we receive notice satisfactory to us; however, fund transfers will not be made if the policy is in a grace period. We reserve the right to impose limits on the number and frequency of such changes. The minimum percentage that may be allocated to any Subaccount and the maximum number of Subaccounts in which assets may be held will be subject to our administrative rules in effect at the time of election. We will allocate any charges under Section 9 among the applicable Subaccounts in proportion to the value of your policy investment in each Subaccount on the date of the charge.

Variable Account Transfer Provision

You may elect to transfer assets held in the Variable Accounts without charge. We reserve the right to impose limits on the number and frequency of such transfers. A transfer will be effective on the day on which we receive notice satisfactory to us.

Fixed Account Transfer Provision

Subject to the limitations below, you may elect by notice satisfactory to us to transfer without charge part or all of the assets in a Fixed Account, in the manner described below. Except as provided in Section 15, such a transfer will be permitted only once during the period beginning 60 days before each policy anniversary and ending 30 days after such anniversary. If notice is served on or before the anniversary, the transfer will be effective on the anniversary date. If notice is received after the anniversary, the transfer will be effective on the day we receive the notice. The maximum transfer amount is 20% of the Fixed Account Assets, or $500, if greater. We may defer the transfer for up to 6 months after your election would be effective.

15. INVESTMENT POLICY CHANGE

The investment policy of the Portfolios shall not be materially changed unless a statement of the change is filed with, and not disapproved by, the Insurance Commissioner of Massachusetts. In the event of such a change in investment policy, and while this policy is in full force you may elect a transfer in accordance with Section 14 within 60 days after (i) the effective date of the material change or (ii) the receipt of a notice of the available options, whichever is later. No charge will be made for any such transfer (regardless of the number of transfers previously made). Any such transfer will be effective as of the day we receive the notice. If required, any statement of material change filed with the Insurance Commissioner of Massachusetts will be filed with the insurance supervisory officials of the jurisdiction in which this policy is delivered or issued for delivery.

12

16. ANNUAL REPORT TO OWNER

While the policy is in full force, we will furnish annually to the Owner a statement which shows:

(a)	The Death Benefit, in connection with the Death Benefit Option elected, Guaranteed Minimum Death Benefit if elected, and Account Value as of the date of the report;

(b)	Payments received and charges made since the last report;

(c)	Withdrawals since the last report; and

(d)	Loan information.

We will furnish other reports if required by law or regulation.

17. REINSTATEMENT

A.	Restoration of Guaranteed Minimum Death Benefit Feature

If the Guaranteed Minimum Death Benefit Feature (GMDB Feature) has been removed from the policy under subsection A of Section 7, the GMDB Feature may be restored within 5 policy years after the beginning of the grace period described in subsection A of Section 7, provided that the policy continues to be in full force. In order to restore the GMDB Feature, we will require the following:

(1)	A written request to restore the GMDB Feature.

(2)	Production of evidence of insurability satisfactory to us, unless restoration is requested within 1 year after the beginning of the grace period described in subsection A of Section 7.

(3)	Payment of the difference between the GMDB Premium Target and the GMDB Premium Balance on the Processing Date immediately following the restoration request.

On the Processing Date on which the restoration takes effect, we will deduct from the Account Value any unpaid Guaranteed Minimum Death Benefit charges under Section 9.

We reserve the right to disallow restoration of the GMDB Feature more than once during the life of the policy.

B.	Reinstatement of Policy

If the policy lapses under Subsection B of Section 7, it may be reinstated within 1 year after the beginning of the grace period.

The date of reinstatement is the date as of which all 4 requirements below have been satisfied:

(l)	Written application for reinstatement.

(2)	Production of evidence of insurability satisfactory to us.

(3)	We have received a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and Sales Charges) is at least equal to the sum of (i) all unpaid charges described in Section 9, plus interest on each such charge from the date due to and including the date of reinstatement at an annual effective rate of 6%, plus (ii) the total of all Section 9 charges for the three Processing Dates next following the date of reinstatement, where the charges for each of the next three Processing Dates are assumed to be equal to such charges on the date of default. If the Guaranteed Minimum Death Benefit Feature had been elected at issue and had not been removed more than 4 years prior to the beginning of the grace period described in subsection B of Section 7, it may be restored by paying the difference between the GMDB Premium Target and the GMDB Premium Balance on the Processing Date immediately following the date of reinstatement.

(4)	Our approval of items (1) through (3).

On the date of reinstatement (i) a death benefit of the policy will be the same as if no lapse had occurred and (ii) the policy will have indebtedness equal to any indebtedness at the end of the day immediately preceding the date of reinstatement.

The Account Value on the date of reinstatement will be the amount specified in the first sentence in (3) above, (i) less the sum of all Section 9 charges that would have been made from the date of lapse to the date of reinstatement if the policy had not lapsed, (ii) less interest on each such charge at an effective annual rate of 6% from the date such charge would have been due to the date of reinstatement.

13	VC1394

18. OWNER AND BENEFICIARY

The Owner and the Beneficiary will be as shown in the application unless you change them or they are changed by the terms of this provision.

You shall have the sole and absolute power to exercise all rights and privileges without the consent of any other person unless you provide otherwise by written notice.

If there is no surviving Beneficiary upon the death of the Insured, you will be the Beneficiary, but if you were the Insured, your estate will be Beneficiary.

While the Insured is alive, you may change the Owner and Beneficiary by written notice.

You may also revoke any change of Owner prior to its effective date by written notice. No change or revocation will take effect unless we acknowledge receipt on the notice. If such acknowledgment occurs, then (i) a change of Beneficiary will take effect on the date the notice is signed, and (ii) a change or a revocation of Owner will take effect as of the date specified in the notice, or if no such date is specified, on the date the notice is signed. A change or revocation will take effect whether or not you or the Insured is alive on the date we acknowledge receipt. A change or revocation will be subject to the rights of any assignee of record with us and subject to any payment made or other action taken by us before we acknowledge receipt.

19. INTEREST ON PROCEEDS

We will pay interest on proceeds paid in one sum in the event of the Insured’s death from the date of death to the date of payment. The rate will be the same as declared for Option 1 in Section 28, Settlement Provisions.

20. TRANSFER OF ASSETS TO FIXED ACCOUNT

At any time you may elect to transfer all assets held in the Variable Account to the Fixed Account. No charge will be made for such transfer, regardless of the number of transfers previously made.

21. DEFERRAL OF DETERMINATIONS AND PAYMENTS

During any period when the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the Securities and Exchange Commission (“the SEC”) has determined that a state of emergency exists which may make payment impractical, or the SEC by order permits postponement for the protection of our policyholders, we reserve the right to do the following:

(1)	To defer determination of the Account Value, and if such determination has been deferred, to defer:

(a)	determination of the values for a loan as of the end of the day we receive the loan application at our Home Office, and payment of the loan; and

(b)	payment or application of any Death Benefit in excess of the Guaranteed Minimum Death Benefit, if elected.

(2)	To defer determination, application, processing, or payment of a Surrender Value or any other policy transaction dependent upon Account Value.

A deferral, as described above, will be applicable only if any portion of the Account Value is invested in a Variable Account.

Except as provided in this provision we will make payment of the Death Benefit, any Surrender Value, any withdrawal, or any loan amount within 7 days of the date it becomes payable.

22. CLAIMS OF CREDITORS

The proceeds and any income payments under the policy will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

23. ASSIGNMENT

Your interest in this policy may be assigned without the consent of any revocable Beneficiary. Your interest, any interest of the Insured and of any revocable Beneficiary shall be subject to the terms of the assignment.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Home Office. We assume no responsibility for the validity or sufficiency of any assignment.

14

24. INCONTESTABILITY

This policy, except any provision for a disability benefit, shall be incontestable after it has been in force during the lifetime of the Insured for 2 years from its Date of Issue, except for nonpayment of premium.

However, if we require evidence of insurability with respect to any payment we are authorized to refuse under Section 5, any increase in the Death Benefit resulting from such payment shall be incontestable after such increase has been in force during the lifetime of the Insured for 2 years from the effective date of such increase.

25. MISSTATEMENT OF AGE OR SEX

If the age or sex of the Insured has been misstated, we will adjust the Basic Sum Insured, any Additional Sum Insured, and every other benefit to that which the premium paid would have purchased at the correct age or sex.

26. SUICIDE

If the Insured commits suicide, while sane or insane, within 2 years from the Date of Issue, the policy will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any indebtedness on the date of death and less any withdrawals under Section 11. If the Insured commits suicide, while sane or insane, after 2 years from the Date of Issue and within 2 years from the effective date of any increase in the Death Benefit resulting from any payment of Premium we are authorized to refuse under Section 5, the benefits payable under the policy will not include the amount of such Death Benefit increase but will include the amount of such Premium.

27. THE CONTRACT

The written application for the policy is attached at issue. The entire contract between the applicant and us consists of the policy and such application. However, additional written applications for policy changes or acceptance of excess payment under Section 5 may be submitted to us after issue and such additional applications may become part of the policy. All statements made in any application shall, in the absence of fraud, be deemed representations and not warranties. We will use no statement made by or on behalf of the Insured to defend a claim under the policy unless it is in a written application.

Policy years, policy months, and policy anniversaries are measured from the Date of Issue.

Any reference in this policy to a date means a calendar day ending at midnight local time at our Home Office.

An exchange of this policy for a new policy on a different plan may be made by agreement between you and us in accordance with our published rules in effect at the Date of Issue.

We reserve the right to make any changes necessary in order to keep this policy in compliance with any changes in federal or state tax laws. Other changes in this policy may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of the policy, or to extend credit or to make an agreement for us.

15	VC1594

28. SETTLEMENT PROVISIONS

OPTIONAL METHODS OF SETTLEMENT

In place of a single payment, an amount of $1,000 or more payable under the policy as a benefit or as the Surrender Value, if any, may be left with us, under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the choice of any one of the options below, or any additional options we, in our sole discretion, may make available after issue. We shall at least annually declare the rate of interest or amount of payment for each option. Such declaration shall be effective until the date specified in the next declaration.

Option 1—Interest income at the declared rate but not less than 3.5% a year on proceeds held on deposit. The proceeds may be paid or withdrawn in whole or in part at any time as elected.

Option 2A—Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds plus interest is paid in full. We will credit interest on unpaid balances at the declared rate but not less than 3.5% a year.

Option 2B—Income for a Fixed Period with each payment as declared but not less than that shown in the Table for Option 2B.

Option 3—Life Income with Payments for a Guaranteed Period, with each payment as declared but not less than that shown in the Table for Option 3. If the Payee dies within that period, we will pay the present value of the remaining payments. In determining present value, we will use the same interest rate used to determine the payments for this option.

Option 4—Life Income without Refund at the death of the Payee of any part of the proceeds applied. The amount of each payment shall be as declared but not less than that shown in the Table for Option 4.

Option 5—Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made. The amount of each payment shall be as declared but not less than that shown in the Table for Option 5.

You may choose an option by written notice to us: (a) while the Insured is alive; and (b) before the proceeds become payable. If you have made no effective choice, the Payee may make one by written notice within: (a) 6 months after the death of the Insured; or (b) 2 months after the date on which the proceeds, if any, are payable in any case except death.

No choice of an option may provide for payments of less than $50.00. The first payment will be payable as of the date the proceeds are applied, except that under Option 1 it will be payable at the end of the first payment interval.

The Payee under an option shall be the Insured, if living, and otherwise the Beneficiary.

No option may be chosen without our consent if the proceeds are payable: (1) in any case, except death, before the policy has been in force on the same plan for at least 5 years; or (2) in any case to an executor, administrator, trustee, corporation, partnership, association, or assignee.

A Payee may, by written notice, name and change a Contingent Payee to receive any final amount that would otherwise be payable to the Payee’s estate.

16

Table for Settlement Options 2B, 3, 4, and 5

(Monthly payments for each $1,000 of proceeds applied)

OPTION 2B Income for a Fixed Period		Age of Payee on Birthday Nearest Date of First Payment	OPTION 3 Life Income with Guaranteed Period		OPTION 4 Life Income without Refund	OPTION 5 Life Income with Cash Refund
Period of Years	Payment		10 Years	20 Years
1	84.46	40	3.53	3.50	3.54	3.46
2	42.86	41	3.57	3.54	3.58	3.50
3	28.99	42	3.62	3.58	3.63	3.54
4	22.06	43	3.66	3.62	3.68	3.58
5	17.91	44	3.77	3.66	3.73	3.62

6	15.14	45	3.76	3.71	3.78	3.66
7	13.16	46	3.82	3.75	3.83	3.71
8	11.68	47	3.87	3.80	3.89	3.75
9	10.53	48	3.93	3.85	3.95	3.80
10	9.61	49	3.99	3.90	4.02	3.85

11	8.86	50	4.05	3.95	4.08	3.91
12	8.24	51	4.12	4.01	4.15	3.96
13	7.71	52	4.19	4.06	4.22	4.02
14	7.26	53	4.26	4.12	4.30	4.08
15	6.87	54	4.34	4.81	4.38	4.15

16	6.53	55	4.42	4.24	4.47	4.21
17	6.23	56	4.50	4.31	4.56	4.28
18	5.96	57	4.59	4.37	4.66	4.36
19	5.73	58	4.69	4.44	4.76	4.44
20	5.51	59	4.79	4.50	4.87	4.52

21	5.32	60	4.89	4.57	4.99	4.60
22	5.15	61	5.00	4.64	5.11	4.69
23	4.99	62	5.12	4.71	5.25	4.78
24	4.84	63	5.24	4.77	5.39	4.88
25	4.71	64	5.37	4.84	5.54	4.99

26	4.59	65	5.50	4.91	5.70	5.09
27	4.47	66	5.64	4.97	5.87	5.21
28	4.37	67	5.79	5.03	6.06	5.33
29	4.27	68	5.94	5.09	6.26	5.46
30	4.18	69	6.10	5.14	6.47	5.59

Annual, Semi-annual, or quarterly payments under Option 2B are 11.839, 5.963, and 2.993 respectively times the monthly payments.		70	6.27	5.19	6.69	5.73
		71	6.44	5.24	6.94	5.88
		72	6.61	5.28	7.20	6.04
		73	6.79	5.32	7.48	6.20
		74	6.98	5.36	7.79	6.38
		75	7.16	5.38	8.11	6.56
		76	7.35	5.41	8.47	6.75
		77	7.54	5.43	8.84	6.96
		78	7.72	5.45	9.25	7.17
		79	7.91	5.46	9.69	7.39
		80	8.08	5.48	10.17	7.64
		81	8.25	5.49	10.68	7.88
		82	8.41	5.49	11.23	8.13
		83	8.56	5.50	11.82	8.43
		84	8.71	5.50	12.46	8.70
		85 & over	8.83	5.51	13.14	8.99
		Options 3, 4 and 5 are available only at the ages as shown

17	VC1794

Communications about this policy may be sent to the Company at John Hancock Place, Boston, Massachusetts 02117.

Variable Life Insurance policy

Flexible Premiums

Death Benefit payable at death of Insured

Not eligible for dividends

Benefits and premiums and the policy class are shown in the Specifications Section of the policy.

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Minimum Death Benefit, if such option is elected at issue and provided that premiums are paid on a timely basis and other conditions are met as described in Sections 4, 6, and 7.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, the policy shall be deemed void from the beginning. Any premium paid on this policy will be refunded within 10 days after timely receipt from the Owner of appropriate written notice (including the surrendered policy, if it has been delivered) exercising the rights described above.

Form 94-99	VCBP94	Printed in U.S.A.